



Triune Solutions LLC Small Business Bond™

Bond Terms:

Bond Yield: 8.0%

Target Raise Amount: $250,000

Offering End Date: June 13, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Triune Solutions LLC

Founded: 2011

Address: 105 Wayne Place. SE Unit 4

Washington, DC 20032

Industry: Computer Systems Design Services

Employees: 8

Website: https://triune-solutions.co/

Use of Funds Allocation:

If the maximum raise is met:

$250,000 (100.00%) of the proceeds will go towards staffing and recruiting needs

Social:

Facebook: 512 Followers





Business Metrics:

	FY20	FY21	YTD 2/28/2022
Total Assets	$213,031	$524,131	$461,347
Cash & Cash Equivalents	$47,630	$294,145	$193,189
Accounts Receivable	$10,760	$22,373	$60,202
Short-term Debt	$0	$2,494	$1,882
Long-term Debt	$336,509	$741,356	$735,014
Revenue	$169,302	$582,530	$148,712
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	-$210,375	-$174,785	-$16,252

Recognition:

Triune Solutions LLC has supported the Department of Defense & Intelligence Community, as well as commercial customers, in developing cyber defense solutions.

About:

Triune Solutions LLC has been in operations since 2011 and is a Washington, DC based cyber defense service that provides Managed Security Services, Security Operations Centers, and vulnerability testing for both governmental and commercial customers. Triune has supported the Department of Defense & Intelligence Community since 2011 and is raising capital to hire staff to fulfill contracts assigned for 2022.

For more information, contact our Customer Support Team at support@thesmbx.com

